UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities
Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d)
of the Securities Exchange Act of 1934

Commission File No. 1-5735

PROVIDENT COMMUNITY BANCSHARES, INC.
 (Exact name of registrant as specified in its charter)

2700 Celanese Road, Rock Hill, South Carolina 29732
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[ ]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[X] (1)
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]
(1)
The registrant is suspending its reporting obligations under Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to Exchange Act Rule 12h-3(b)(1)(i) and the no-action relief provided to the registrant in a letter from the U.S. Securities and Exchange Commission dated February 10, 2014.

Approximate number of holders of record as of the certification or notice date:  653

Pursuant to the requirements of the Securities Exchange Act of 1934, Provident Community Bancshares, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 24, 2014	By:	/s/ Dwight V. Neese
Dwight V. Neese
President and Chief Executive Officer